SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date December 23, 2005________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated December 23, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: December 23, 2005

BIOTECH HOLDINGS WORKING WITH TSX VENTURE EXCHANGE RE INDEPENDENT DIRECTORS

Vancouver, B.C., December 23, 2005 -.Biotech Holdings Ltd.(the "Company") (TSXV: BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) announces that on December 6th, 2005, the TSX Venture Exchange (the "Exchange") halted trading in the common shares of the Company pending the appointment of two independent directors to the Company^s board of directors who are satisfactory to the Exchange, including possessing the requisite degree of positive public company experience. Currently, the Exchange is reviewing proposed directors identified by the Company to determine suitability. In addition, the Company announces the resignation of Dr. Geoff Herring to provide room on the board of directors for the new appointments, when made, as well as to allow Dr. Herring to pursue his other interests. Dr. Herring will continue to be a consultant to the Company.

Currently, the Company is working with the Exchange to satisfy the Exchange requirements for new board members and is in the process of identifying candidates to propose to the Exchange.

Biotech Holdings Ltd. is based in Richmond, British Columbia. Biotech Holdings trades on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF), on the TSX Venture Exchange (TSXV: BIO.V) and on the Frankfurt Exchange (925970.F).

For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 5 p.m. Pacific time, or by e-mail at biotech@direct.ca. For background information and current stock quotations, please visit Biotech^s website at http://www.biotechltd.com.

On behalf of the board of directors: /s/ Robert B. Rieveley, President and Director.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.